UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM N-6F

______________________

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Guggenheim Investments Private Credit Fund

Address of Principal Business Office:	330 Madison Avenue New York, NY 10017

Telephone Number:	(312) 357-0394

Name and Address of Agent for Service of Process:	Mark E. Mathiasen, Esq. 330 Madison Avenue New York, NY 10017

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 11th day of July, 2025.

Guggenheim Investments Private Credit Fund

/s/ Brian E. Binder
Name: Brian E. Binder
Title: Trustee

Attest:	/s/ Brian E. Binder
Name: Brian E. Binder
Title: Chief Executive Officer and President